KORN/FERRY INTERNATIONAL

February 9, 2006

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Re:	Korn/Ferry International

Form 10-K for the fiscal year ended April 30, 2005 filed July 14,2005

Dear Mr. Gordon:

This letter responds to your letter dated January 31, 2006, regarding Korn/Ferry International’s (the “Company”) annual report on Form 10-K for the year ending April 30, 2005 (filed July 14, 2005). Each of your comments from the January 31, 2006 letter is set forth below, followed by our related response.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Page 20

1.	Please revise your discussion of changes in revenues in future filings to discuss and quantify the effects of changes in fees, volume of engagements, as well as changes in foreign currency exchange rates on your revenues for the period, in accordance with Item 303(a)(3)(iii) of Regulation S-K. You should discuss why these changes occurred and whether these matters are expected to have an impact on future operations, including any material trends that may exist.

The Staff’s comment is noted. In future filings, to the extent that there are material changes in revenues, we will broaden our discussion of the effects of any changes in our average fees, the volume of engagements, and foreign currency exchange rates. To the extent management makes a determination that these items are expected to have a material impact on future operations or that any material trends exist, we will include appropriate disclosure as well.

2.	When more than one factor is cited in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical. We noted instances where it appears that the amounts of multiple factors should be reasonably quantifiable. For example, under General and Administration Expenses, please quantify the increases in costs from professional fees, provision for doubtful accounts and business development costs. Also, similar to the previous comment regarding revenues, you should discuss why these changes occurred and

Daniel L. Gordon

February 9, 2006

whether these matters are expected to have an impact on future operations, including any material trends that may exist. Please apply this general guidance throughout Management’s Discussion and Analysis in your future filings.

The Staff’s comment is noted. For future filings, when more than one factor is cited to explain a change in a financial statement item and the amount of any such factor is reasonably quantifiable, we will cite the amounts of such individual factors unless not practical, and if material, why the changes occurred. To the extent management makes a determination that these items are expected to have a material impact on future operations or that any material trends exist, we will include appropriate disclosure as well.

Liquidity and Capital Resources – Page 25

3.	We noted that your Liquidity and Capital Resources discussion in Management’s Discussion & Analysis is, in part, a recitation of your cash flow in narrative form. In accordance with Item 303 of Regulation S-K please revise future filings to discuss the factors that drive cash flows rather than simply discuss the line items that appear on the cash flow statement. In addition, discuss those items which management specifically believes may be indicators of the company’s liquidity position in both the short term and the long term.

The Staff’s comment is noted. In future filings, we will include additional disclosure relating to sources of liquidity and any material factors that drive cash flows. To the extent management makes a determination that certain items may be key indicators of short or long-term our liquidity, we will include appropriate disclosure as well.

Per the Staff’s request, we hereby acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel L. Gordon

February 9, 2006

We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 226-2613 or Bruce Meyer at (213) 229-7979.

Sincerely,

/s/ Gary D. Burnison
Gary D. Burnison Chief Operating Officer, Chief Financial Officer and Executive Vice President